Exhibit 99.1

CRH Medical Corporation Announces Voting Results of its 2018 Annual General Meeting of Shareholders

VANCOUVER, June 12, 2018 /CNW/ - CRH Medical Corporation (the "Company") (TSX: CRH) (NYSE MKT: CRHM), announced the following voting results for the Company's 2018 Annual Meeting of Shareholders held today (the "Meeting"). At the Meeting, the nominees listed in the Company's management proxy circular were elected as directors and KPMG LLP was appointed as auditor of the Company for the coming year.

A total of 47,728,687 common shares of the 72,636,188 common shares outstanding were voted at the Meeting, representing approximately 65.71% of the issued and outstanding common shares of the Company. Detailed results of the vote for the election of directors are set out below:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Dr. Anthony Holler	39,381,267	99.13%	346,069	0.87%
Dr. David Johnson	39,598,656	99.68%	128,680	0.32%
Todd Patrick	39,436,151	99.27%	291,185	0.73%
Ian Webb	38,072,504	95.83%	1,654,832	4.17%
Edward Wright	39,123,351	98.48%	603,985	1.52%

In addition, KPMG LLP was appointed auditor of the Company for the upcoming year, by a show of hands.

About CRH Medical Corporation:

CRH Medical Corporation is North American company focused on providing gastroenterologists throughout the United States with innovative services and products for the treatment of gastrointestinal diseases. In 2014, CRH became a full-service gastroenterology anesthesia company that provides anesthesia services for patients undergoing endoscopic procedures in ambulatory surgical centers. To date, CRH has completed 17 anesthesia acquisitions. CRH now serves 39 ambulatory surgical centers in nine states and performs approximately 272,000 procedures annually. In addition, CRH owns the CRH O'Regan System, a single-use, disposable, hemorrhoid banding technology that is safe and highly effective in treating all grades of hemorrhoids. CRH distributes the O'Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to gastroenterology practices, creating meaningful relationships with the gastroenterologists it serves. CRH's O'Regan System is currently used in all 48 lower US states.

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SOURCE CRH Medical Corporation

View original content: http://www.newswire.ca/en/releases/archive/June2018/12/c8287.html

%CIK: 0001461119

For further information: CRH Medical Corporation, Kettina Cordero, Director of Investor Relations, 800.660.2153 x1030, kcordero@crhmedcorp.com, http://investors.crhsystem.com/

CO: CRH Medical Corporation

CNW 18:12e 12-JUN-18